UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 99.1 Press release, "Technicolor wins a distribution contract with the National Assembly", dated July 27, 2009.

Exhibit 99.2 Press release, "Thomson Home Networking Solutions At The Heart Of Bouygues Telecom’s Bbox", dated July 27, 2009.

Exhibit 99.3 Press release, "Thomson’s Innovations Enhance Comcast’s Offerings for the Digital Home", dated July 27, 2009.

Exhibit 99.4 Press release, "Thomson provides HD set-top boxes to Orange”, dated July 27, 2009.

Exhibit 99.5 Press release, "Senator Selects Technicolor for Postproduction & Theatrical Release Services”, dated July 27, 2009.

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and the matters discussed in this document may contain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: August 6, 2009	Title:	Corporate Secretary

Exhibit 99.1

PRESS RELEASE

Technicolor wins a distribution contract with the National Assembly

Paris (France), 27 July 2009 - Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, announces that it has won a new contract through its Technicolor brand for the management and distribution of the images of the sessions of the National Assembly.

In accordance with the terms of the tender which it has won, and which concerns the operation and maintenance of the audiovisual equipment at the National Assembly, Technicolor has been deploying since 10 July 2009 the equipment necessary for filming the debates in the Assembly and in those committee rooms which are open to the public, and distributing the audiovisual signals to the general interest TV channels.

Frédéric Rose, Chairman and CEO of Thomson, said: “We are proud to have been selected by the National Assembly to carry out the filming of their debates. The Assembly has placed its trust in us in the past and it has chosen us once again. We are therefore going to capitalise on our recognised expertise and the talent of our teams in order to provide viewers with an unsurpassed image quality”.

This contract has a duration of one year, is renewable, and demonstrates the senior institutions' trust in Thomson. Technicolor is in fact already supplying services to the Senate, the LCP-AN (Parliamentary TV Channel for the National Assembly) and Public Sénat (Parliamentary TV Channel for the Senate) Channels.

Thomson also operates the distribution networks for 320 major world-wide operators, such as Disney, NBC Universal, ITV, France 24, and BBC Worldwide.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

***

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.2

PRESS RELEASE

Thomson Home Networking Solutions At The Heart Of Bouygues Telecom’s Bbox

Paris, France – 27 July 2009 – Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, today announces that it is providing a range of home networking solutions to Bouygues Telecom, one of the major French mobile operators with more than 9,7 million subscribers, for the roll out of its “Bbox” gateway, launched at the end of 2008.

Bouygues Telecom has selected a full range of equipment from Thomson for delivering live, on-demand and interactive video services including:

•

Home gateways (TG787);

•

SmartVision service management platform and video-on-demand servers;

•

IP set-top boxes (DBI8500);

•

and Cirpack VoIP platforms for delivering primary line telephony.

In addition, the solution provided by Thomson includes full design, engineering, integration, support and maintenance services.

“This major contract with Bouygues Telecom is further proof of Thomson’s successful strategy in building innovative home networking solutions for operators,” said Frédéric Rose, Chairman and CEO of Thomson. “As the worldwide leader in gateways, Thomson is ideally positioned to offer its customers the tailored solutions that operators need to deliver the next generation of advanced entertainment and online services.”

“Thomson is able to provide a fully comprehensive range of triple play solutions with field proven success in large deployments,” said Serge Goldstein-Desroches, Executive Vice President Network of Bouygues Telecom. “One of our main criteria for selection was also our strategy to continually develop innovative new services and thus the flexibility and interoperability of the solutions we have chosen are crucial – as is their ability to scale up seamlessly to very large number of users.”

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, “media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

***

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.3

PRESS RELEASE

Thomson’s Innovations Enhance Comcast’s Offerings for the Digital Home

Thomson develops groundbreaking Advanced Cable Gateways for new broadband services and supports Comcast in the deployment of Digital Transport Adaptors (DTA)

Paris (France) - 27 July 2009 - Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, today announced an agreement with Comcast, the leading provider of cable, entertainment and communications products and services in the U.S., to bring to market the next generation of broadband Internet and digital communications services with Advanced Cable Gateways devices.

Conceived as a home networking and communications hub, this platform allows Comcast to provide state-of the art digital voice and data services to its customers – including using enhanced cordless telephone handsets to view email, manage voice mail, read news, weather, and sports, and to click-to-call from a universal address book powered by Plaxo, business directory, or call logs.

Frédéric Rose, Chairman and CEO of Thomson commented: “We are looking forward to the introduction of the Advanced Cable Gateway, a device at the centre of the digital connected home which will allow users to connect to and control multiple devices over their Comcast wireless home network. Innovation has always been at the heart of Thomson and these developments demonstrate our ability to make technology work to improve the businesses and lives of our clients and of the end users, throughout their needs today and tomorrow.”

“Thomson’s highly innovative Advanced Cable Gateway devices are a central part of our roll-out of enhanced digital communications services. Thomson’s gateways add functionality and features beyond that of traditional offerings,” said Tony Werner, Chief Technology Officer and Executive Vice President, Comcast. “The new device will enable Comcast to offer a whole new level of services to our subscribers. We will thus not only be improving the phone services within the home, but expanding the visual experience beyond the TV and PC.”

Comcast and Thomson expect to start deploying the Advanced Cable Gateway in the third quarter of 2009.

As a long-term supplier, Thomson also provides Comcast with a variety of residential broadband products including data and VoIP cable modems.

As announced in July 2008, Thomson entered last year the US cable video market by developing Digital Transport Adaptors (DTA) for Comcast. These DTAs that Comcast will be rolling out in the coming weeks are one-way devices that enable cable operators to move quickly and cost-efficiently to all-digital infrastructures by delivering digital-quality video and audio service to existing analog cable customers. The DTA, conceived to be completely user-friendly (easy to use, small and “plug and play”), is one of the less expensive ways cable operators will be able to deliver standard definition programs following the broadcast digital transition.

Thomson is currently working on the second generation of DTA, which will be smaller than a PDA and fully environmentally friendly.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

About Comcast Corporation

Comcast Corporation (Nasdaq: CMCSA, CMCSK) (www.comcast.com) is the nation's leading provider of entertainment, information and communication products and services. With 24.1 million cable customers, 15.3 million high-speed Internet customers, and 6.8 million Comcast Digital Voice customers, Comcast is principally involved in the development, management and operation of cable systems and in the delivery of programming content.

Comcast's content networks and investments include E! Entertainment Television, Style Network, Golf Channel, VERSUS, G4, PBS KIDS Sprout, TV One, ten sports networks operated by Comcast Sports Group and Comcast Interactive Media, which develops and operates Comcast's Internet businesses, including Comcast.net (www.comcast.net). Comcast also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia.

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.4

PRESS RELEASE

Thomson provides HD set-top boxes to Orange

High definition functionality added to hybrid set-top box for
ADSL and DT TV, and content on demand

Paris (France), 27 July 2009 –Thomson (Euronext 18453; NYSE: TMS), a worldwide leader in services to content creators, has begun deliveries of a new version of its hybrid (ADSL and broadcast) HD set-top box to Orange for its digital television service in France. The set-top box supports both free-to-air and subscription TV services, as well as interactive and on-demand services.

With this new HD device, subscribers can use Orange Television’s catch-up TV service and its extensive library of video on demand content, including those available in high definition, through a seamless interface.

The product has been developed by Thomson to fully comply with Orange’s security solutions and requirements, providing optimum protection of content accessed by subscribers.

“Thanks to Thomson’s expertise in broadcast and IPTV, along with our market leadership in set-top boxes, we have an exhaustive understanding of how to best tailor our offering to our customers’ needs” said Frédéric Rose, Chairman and CEO of Thomson. “Orange is a long-time customer, to whom we have been supplying set-top boxes and other devices for many years. We are pleased to launch this innovative device which combines high definition quality, interactivity and on demand services, allowing Orange to propose an attractive offer to end-users.”

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, “media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

****

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.5

PRESS RELEASE

Senator Selects Technicolor for Postproduction & Theatrical Release Services

Paris, France – 27 July 2009 - Thomson (Euronext Paris: 18453; NYSE: TMS), through its Technicolor Business Group, today announced that it has signed a long-term exclusive agreement with Senator Entertainment, Inc. to provide a full complement of postproduction and theatrical release services, including release printing, and 35mm and digital distribution.

This agreement further demonstrates the company’s success in serving customers who create content, including newly emerging mini-major studios such as Senator Entertainment. It also confirms Technicolor’s value in providing an unequalled set of industry leading services.

Frédéric Rose, Chairman and CEO of Thomson, commented: “We’re very pleased that Senator Entertainment has chosen us as a trusted partner to efficiently provide a full range of high quality services. Technicolor’s proven heritage of technology innovation, combined with unmatched depth and breadth of services and products allows us to support the content creation industry in its evolving needs.”

“Technicolor is one of the most highly respected companies in the industry, and we are very happy to partner in a long-term exclusive agreement,” said Marco Weber, CEO, Senator Entertainment.

Senator Distribution has a strong slate of theatrical releases for 2009 including: Unthinkable, Brooklyn’s Finest, and Killer Instinct.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, “media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

# # #

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net .

# # #

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net